EX 99.28(h)(1)(iii)

Amendment to
Amended and Restated Administration Agreement
Between JNL Variable Fund LLC and
Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company (“Administrator”), and JNL Variable Fund LLC, a Delaware limited liability company (“Fund”).

Whereas, the Fund and the Administrator entered into an Administration Agreement effective as of the 31st day of January, 2001, Amended and Restated effective as of the 15th day of December, 2004, further Amended and Restated effective as of the 3rd day of December, 2007, and further Amended and Restated effective as of the 28th day of February, 2012 (“Agreement”), whereby the Administrator agreed to perform certain administrative services to several separate series of shares (each a “Series”) of the Fund, as listed on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 15. “Term of Agreement”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 15. “Term of Agreement” in its entirety, and replace it with the following:

15.  Term of Agreement

This Agreement will become effective as to the Fund upon execution or, if later, the date that initial capital for the Fund is first provided to it and, unless sooner terminated as provided herein, will continue in full force and effect for two years from the date of its execution.  With regard to any Series added to the Fund by execution of an Addendum to Schedule A, the term of this Agreement shall begin on the date of such execution.  Thereafter, if not terminated as to a Series, this Agreement will continue as to each Series from year to year through June 30th of each successive year, provided that such continuation is specifically approved at least annually (i) by the Board of Managers by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities (as defined by the Act) of such Series with respect to which renewal is to be effected, and (ii) by a majority of the non-interested members of the Board of Managers by a vote cast in person at a meeting called for the purpose of voting on such renewal.  Any approval of this Agreement or the renewal thereof with respect to a Series by the vote of a majority of the outstanding voting securities of that Series, or by the Board of Managers which shall include a majority of the non-interested members of the Board of Managers, shall be effective to continue this Agreement with respect to that Series notwithstanding (a) that this Agreement or the renewal thereof has not been so approved as to any other Series, or (b) that this Agreement or the renewal thereof has not been so approved by the vote of a majority of the outstanding voting securities of the Fund as a whole. However, the addition or deletion of a Series reflecting changes that have been formally approved by resolution by the Board of Managers will not require approval of an amendment to this Agreement by the Board of Managers.

In Witness Whereof, the Administrator and the Fund have caused this Amendment to be executed as of June 26, 2013, effective as of May 30, 2013.

JNL Variable Fund LLC		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO